UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated February 1, 2010
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-152607) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
The following documents are being submitted herewith:
•	Press Release dated January 28, 2010.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: February 1, 2010	By:	/s/ Alison T. Love
Alison T. Love
Vice President, Corporate Secretary & Chief Compliance Officer

NEWS RELEASE
Enbridge to Expand Christina Lake Lateral and Terminal Facilities
CALGARY, ALBERTA (January 28, 2010) — Enbridge Inc. (TSE:ENB, NYSE:ENB) announced today that it has entered into an agreement with FCCL Partnership to provide additional pipeline and terminal facilities to support expansion of the Christina Lake enhanced oil project, which is operated by Cenovus Energy. The estimated cost of the additional facilities is approximately $250 million with a planned in service date late in 2011.
Enbridge’s existing Christina Lake lateral and terminal facilities include two 8-inch lateral lines plus 240,000 barrels of tankage, and connect the enhanced oil project to Enbridge’s Athabasca Pipeline. The Athabasca Pipeline, together with the Waupisoo Pipeline and associated lateral and terminal facilities, constitute Enbridge’s Regional Oil Sands System delivering crude oil from five producing oil sands projects to the Hardisty and Edmonton mainline hubs. The additional Christina Lake facilities will include two 375,000 barrel tanks and 26 kilometers of 30-inch diameter pipeline, and will readily accommodate the current and planned future expansions of the Christina Lake enhanced oil project.
“The expansion of the Christina Lake enhanced oil project, following our securement of the Imperial Oil/ExxonMobil Kearl contract last year, provides further confirmation of the sustainable growth in oil sands production and regional pipeline infrastructure which we expect over the next decade. Projects sponsored by large, well financed oil companies remain economic at current oil price levels and are proceeding forward, though at a more measured pace than previously,” said Patrick D. Daniel, President and Chief Executive Officer of Enbridge.
“The Christina Lake expansion provides us with an investment opportunity in additional lateral and terminal facilities, as well as increased throughput and toll revenue on our Athabasca Pipeline. Enbridge will also realize benefits over the next four or five years and beyond given the commitment to transport future Christina Lake expansion volumes on the Athabasca Pipeline. Enbridge is well positioned to capture further opportunities to provide pipeline and terminaling services to other oil sands projects. This will involve new oil sands projects tying into our existing regional system, expansion of laterals serving existing projects, expansion of the Athabasca and Waupisoo Pipelines, and development of complete new regional pipelines.”
The 540-km (335-mile), 30-inch (762-mm) diameter Athabasca Pipeline, is designed to transport crude oil from the Athabasca region of Alberta, south to the Enbridge Mainline at Hardisty. The pipeline originates at Enbridge’s Athabasca Terminal, adjacent to Suncor’s upgrader just north of Fort McMurray. The Athabasca Terminal contains approximately 2.7 million barrels of tankage.

The 378-km (235-mile), 30-inch (762-mm) diameter Waupisoo Pipeline came into service June 1, 2008. The Waupisoo Pipeline originates at the Cheecham Terminal (100 km south of Fort McMurray), interconnects with the Athabasca Pipeline, and moves volumes south to the Enbridge Terminal in Edmonton.
Over time, additional receipt points and laterals have been added to Enbridge’s Regional Oil Sands System to accommodate injections into the Waupisoo and Athabasca pipelines from the Christina Lake, MacKay River, Surmont and Long Lake oil sands projects. Both the Athabasca Pipeline and the Waupisoo Pipeline are expandable by adding relatively inexpensive pumping capacity.
About Enbridge Inc.
Enbridge Inc., a Canadian company, is a North American leader in delivering energy. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc.

Jennifer Varey	Vern Yu
Media	Investment Community
(403) 508-6563	(403) 231-3946
Toll-free: (888) 992-0997	Email: vern.yu@enbridge.com
Email: jennifer.varey@enbridge.com
Website: www.enbridge.com

2